UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,437,687

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,437,687

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,437,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,437,687

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,437,687

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,437,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Long Only Value Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,878,871

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,878,871

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,878,871

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of YuMe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)

This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the "Fund"), a Delaware limited partnership, with respect to Common Stock owned by such private investment fund and (iii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin, Edenbrook and the Fund is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $8,456,246. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

In our amended Schedule 13D filing on November 30, 2017, Edenbrook Capital, LLC ("Edenbrook" or "We") asked the Board of Directors of the Issuer ("YuMe" or the “Company") to abandon the proposed acquisition by RhythmOne plc on the terms announced on September 5, 2017. At the time of the announcement of the proposed acquisition, the deal had a stated value of $185 million, or approximately $5.25 per share of YuMe, with $1.70 to be paid in cash and the balance, 2/3 of the compensation, to be paid in stock of the acquiror. Since then, the steep price decline in RhythmOne's stock price has served as an anchor on YuMe's price, given the high stock composition of the offer. The original stated value of $5.25 per share is more than 45% above YuMe's current price of approximately $3.60 per share and therefore Edenbrook asks that the Board of Directors renegotiate for an all-cash offer from RhythmOne at $5.25, rather than the current cash and stock offer.

Further, Edenbrook believes this change may be welcomed by RhythmOne. On July 26, 2017, RhythmOne completed a High Court approved capital reduction (the company is listed on the London Stock Exchange's AIM market). According to RhythmOne's financial results press release on December 4, 2017, "the purpose of capital reduction was to create distributable reserves to enable the Company to pay dividends or buy back shares in the future." Further commentary in the earnings release and on the earnings call that day discussed expectations of increased cash generation at RhythmOne and that they "are continually evaluating buybacks."

If RhythmOne wants to buy back shares and expects to have increased cash generation, we can think of one easy way for RhythmOne to accomplish its goals: give YuMe shareholders cash instead of stock. That way, RhythmOne can keep the shares that they must believe are undervalued if they want to do buybacks. If RhythmOne wants to use cash to purchase inexpensive shares, they can buy YuMe's shares and not issue more of their own shares for the stock component of the deal. An all-cash offer would significantly improve returns to YuMe shareholders as compared to the current transaction terms. YuMe shareholders could then still choose to buy RhythmOne shares themselves if they believe that the combination will create more value, but they'd be given the choice, rather than having the shares foisted upon them. At the same time, RhythmOne shareholders would benefit from a less complex, less dilutive capital allocation plan. Such a deal seems to us like a win for shareholders of both YuMe and RhythmOne.

Further, if both YuMe and RhythmOne believe that a strategic combination makes sense for both sides, converting to an all-cash offer at the original $5.25 per share insulates both companies from another party lobbing in a much lower priced cash offer for YuMe. Given the big gap between the current price and the value implied on the date of the announcement, we believe that there is a lot of room for a cash offer that would be superior to the current deal.

As we still haven't seen a definitive merger agreement or other related transaction documents filed, we believe there is still plenty of time to change the terms of the deal. In the spirit of the holiday season, let's work towards an outcome that all sides would view as a gift received, not an opportunity squandered.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,437,687 shares of Common Stock, constituting 6.98% of the shares of Common Stock, based upon 34,946,078 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 8, 2017, and (ii) the Fund may be deemed to be the beneficial owner of 1,878,871 shares of Common Stock, constituting 5.38% of the shares of Common Stock, based upon 34,946,078 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2017 filed by the Issuer on November 8, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,437,687 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,437,687 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,878,871 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,878,871 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,437,687 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,437,687 shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2017
(Date)

Edenbrook Capital, LLC

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member of Edenbrook Capital Partners, LLC

Jonathan Brolin

/s/ Jonathan Brolin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 20, 2017, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

December 20, 2017

-----------------------

(Date)

Edenbrook Capital, LLC

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

Edenbrook Long Only Value Fund, LP

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member of Edenbrook Capital Partners, LLC

Jonathan Brolin

/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
12/12/2017	Common Stock	271		3.48
12/14/2017	Common Stock	6,229		3.4728